TEVA ANNOUNCES SUPREME COURT DENIAL OF REQUEST FOR INTERIM RELIEF TO STAY COURT OF APPEALS
RULING FOR COPAXONE® PATENT DUE TO THE POTENTIAL FOR THE COMPANY TO RECOVER PATENT
INFRINGEMENT DAMAGES

THE CHIEF JUSTICE FOUND THAT TEVA HAD DEMONSTRATED “A FAIR PROSPECT OF SUCCESS ON THE MERITS”

Jerusalem, April 19, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced that while the Chief Justice of the United States found that Teva had demonstrated “a fair prospect of success on the merits” in its appeal of a decision from the United States Court of Appeals for the Federal Circuit that invalidated the claim of U.S. Patent 5,800,808 (the “’808 patent”), he denied the Company’s application to stay the Federal Circuit’s decision due to the potential for the Company to recover patent infringement damages. The ‘808 patent expires on September 1, 2015 and claims a process for manufacturing the active ingredient of Teva’s relapsing-remitting multiple sclerosis (RRMS) product, COPAXONE® (glatiramer acetate injection) 20mg/mL. Teva will continue pursuing its appeal in the Supreme Court and defending its intellectual property for COPAXONE®.

Teva previously prevailed in the District Court, which upheld the validity of nine COPAXONE® patents, including the ‘808 patent. A ruling last year by the Court of Appeals for the Federal Circuit upheld some of the COPAXONE® patents that expire in May 2014, while invalidating the ‘808 patent that is the subject of Teva’s now-granted certiorari petition.

Any purported generic version of COPAXONE® would be required to obtain the approval of the Food and Drug Administration prior to being made available to the public. The inability to fully characterize the active ingredients of the product leads many experts to believe that the only way to ensure the safety, efficacy and immunogenicity of any purported generic version of COPAXONE® would be through full-scale, placebo-controlled clinical trials with measured clinical endpoints (such as relapse rate) in RRMS patients.

The Company is confident COPAXONE® will remain a proprietary, global market leading product for the reduction in the frequency of relapses in RRMS patients over the product’s lifecycle, given the strength of its intellectual property rights.

About Teva
Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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